American Home Food Products, Inc.
500 West 37th Street, New York, New York 10018/Tel:(212) 871-3150

                                                            August 11, 2008

By Edgar

Mr. H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission Division of Corporate Finance Washington, D.C. 20549-7010

Re:      American Home Food Products, Inc. (the "Company")
         Application for Withdrawal on Form RW
         of Registration Statement on Form S-1
         File No. 333-150964

Dear Mr. Schwall:

      On May 16, 2008, American Home Food Products Inc. (the "Company"), filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Act on Form S-1 (File No. 333-150964)(the "Registration Statement").

      Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement. The Company requests that the Commission consent to this application on the grounds that the recent amendments to the Commission's rules have rendered the registration of the majority of the securities to be registered unnecessary insofar as the holding period for substantially all of the non-affiliates has expired and the holding period for substantially all of the affiliates is due to expire shortly. Furthermore, none of the security holders have expressed any urgency with respect to the resale of their securities as the key economic criteria that triggers the redemption or conversion of the securities is based on the financial performance of the Company in calendar year 2009. Accordingly, the Company has deemed it imprudent to continue with the registration of these securities given the time and related expense of doing so. As such, the withdrawal of the Registration Statement is in the best interests of the Company's stockholders and consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

      No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

      The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing this Registration Statement.

      If you have any questions, you may contact me directly.

                                           Very truly yours,


                                           Daniel W. Dowe
                                           Chief Executive Officer and President

DWD:hf